Strategic Partners Mutual Funds, Inc.
For the period ended 04/30/06
File number 811-08085


SUB-ITEM 77D
Policies With Respect to Security Investment


Strategic Partners Technology Fund
Strategic Partners Managed OTC Fund,
each a series of Strategic Partners Mutual Funds, Inc.
and
Prudential Technology Fund (d/b/a Jennison Technology Fund), a series of Prudential Sector Funds, Inc. (d/b/a Jennison Sector
Funds, Inc.)

Supplement dated December 9, 2005

Proposed Reorganizations

The Boards of Directors of Strategic Partners Mutual Funds,Inc.
(SPMF), Prudential Sector Funds,Inc. (d/b/a Jennison Sector Funds,Inc.) (Sector Funds) and Jennison U.S. Emerging Growth Fund,Inc. (Emerging Growth Fund) recently approved proposals whereby the assets and liabilities of each of Strategic Partners Technology Fund, Strategic Partners Managed OTC Fund and Jennison Technology Fund would be exchanged for shares of Emerging Growth Fund. Under the proposal, shares of each class of Strategic Partners Technology Fund, Strategic Partners Managed OTC Fund and Jennison Technology Fund would be exchanged at net asset value for identical share classes of equivalent value of Emerging Growth Fund.

Each transfer is subject to approval by the respective shareholders of Strategic Partners Technology Fund, Strategic Partners Managed OTC Fund and Jennison Technology Fund. Shareholder meetings will be held on or about May 2006. Each proposal is not contingent upon the shareholder approval of any of the other proposals. It is anticipated that a proxy statement/prospectus relating to the transactions will be mailed to the shareholders of Strategic Partners Technology Fund, Strategic Partners Managed OTC Fund and Jennison Technology Fund in February/March 2006.

Under the terms of the proposals, shareholders of Strategic Partners Technology Fund, Strategic Partners Managed OTC Fund and Jennison Technology Fund would become shareholders of the Emerging Growth Fund. No sales charges would be imposed on the proposed transfer. SPMF and Sector Funds anticipate obtaining opinions of fund counsel that the transactions will not result in a gain or loss to shareholders of Strategic Partners Technology Fund, Strategic Partners Managed OTC Fund and Jennison Technology Fund, as applicable, for federal income tax purposes.